UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 11, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Sustainability at UBS investor presentation 2020, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  March 11, 2021

UBS



Sustainability at UBS

This document should be read in conjunction with the UBS Group AG Sustainability Report 2020 and Annual Report 2020

ubs.com/annualreporting

March 11, 2021

Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to performance targets, expectations and ambitions, as well as management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic or business initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS's most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Annual Report 2020 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at www.ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the Annual Report 2020 for more information.

Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

Sustainability strategy

› **Our commitment:**

We want to be the financial provider of choice for clients who wish to mobilize capital towards the achievement of the 17 Sustainable Development Goals and the orderly transition to a low-carbon economy.

› **Our ambition:**

- To be a leader in **sustainable finance** across all client segments
- To be a recognized innovator and thought leader in **philanthropy**
- To be an industry leader for sustainable **business practices**
- To be an **employer of choice**

› **Our climate strategy:**

Protecting our own assets	Protecting our clients' assets	Mobilizing capital	Reducing our direct climate impact
Estimating climate-risk through stress testing and reducing exposure to carbon related assets	*Helping clients assess and manage climate-related risks and engaging with institutional clients on climate topics*	*Supporting the transition to a low-carbon economy by helping private and institutional clients invest sustainably*	*Managing our own environmental footprint*

UBS

Achievements, progress and goals

2020

What we achieved in 2020

[illegible] finance needs

- [illegible]
- [illegible]
- [illegible]

[illegible] low-carbon economy

- [illegible]
- [illegible]

[illegible] challenges

- [illegible]
- [illegible]

Shaping a high performing [illegible]

- [illegible]

[illegible] sustainability [illegible]

- [illegible]
- [illegible]
- [illegible]

2021

2022

[illegible]

2023

[illegible]

2025

2050

[illegible]

Goals (select) — 2021

[illegible] finance
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

Employer of choice
[illegible]

Goals (select) — 2025

[illegible] finance
[illegible]

[illegible]
[illegible]

[illegible]
[illegible]

Employer of choice
[illegible]

UBS

Sustainability governance structure (as of 31.12.20)

Corporate Culture and Responsibility Committee

Supports the Board of Directors of UBS Group in its duties to safeguard and advance the firm's reputation for responsible and sustainable conduct. Approves and monitors *UBS in Society's* overall strategy and annual objectives.

Group Executive Board

Group CEO supervises execution of *UBS in Society's* strategy and annual objectives. Permanent guest to the Corporate Culture and Responsibility Committee (CCRC). President Asset Management leads Strategic Workstream on Sustainability. Co-President Global Wealth Management oversees Group Investor Protection Initiative (includes implementation of sustainability regulatory requirements). Group Chief Risk Officer oversees Climate Risk Program.

Sustainable Finance Committee

Helps UBS achieve its ambition of being a leader in sustainable finance and provide leadership for cross-divisional work streams and opportunities.

Chair Sustainable Finance Committee is a member of the *UBS in Society* Steering Committee.

UBS in Society Steering Committee

Ensures firmwide execution of *UBS in Society* strategy across business divisions, functions and regions.

Members are responsible for defining and implementing the sustainability strategy of their business area / function in line with *UBS in Society* strategy.

Head *UBS in Society* develops the *UBS in Society* strategy, leads its execution and submits annual objectives to the Group CEO. Permanent guest to the CCRC and member of the Sustainable Finance Committee.

Global ESR Committee

Defines ESR (environmental and social risk) framework and independent controls that align UBS's ESR appetite with that of *UBS in Society*.

Group Chief Risk Officer is responsible for development and implementation of principles and appropriate independent control frameworks for ESR.

UBS

Climate Strategy



I

Protecting our own assets

Estimating climate-risk through stress testing and reducing exposure to carbon related assets

1.9%

Exposure to carbon-related assets on our balance sheet, reduced from 2.3%

II

Protecting our clients' assets

Helping clients assess and manage climate-related risks and engaging with institutional clients on climate topics

49

Oil and gas and utility companies part of climate engagement program as of 31.12.20

III

Mobilizing capital

Supporting the transition to a low-carbon economy by helping private and institutional clients invest sustainably

USD 161bn

Climate-related sustainable investments, up from USD 108bn in 2019

IV

Reducing our direct climate impact

Managing our own environmental footprint

79%

Reduction in our green house gas footprint since 2004 baseline

Actively contributing to a lower carbon society – decarbonizing across the firm

Corporate lending

- Low and continuously reducing exposure to carbon-related assets
- Tight climate-related lending standards

Carbon-related assets on balance sheet
USDbn



7.5
6.1
5.4
31.12.18
31.12.19
31.12.20

Asset management

- Founding signatory of the Net Zero Asset Managers Initiative

Interim targets

To be reviewed every 5 years

2050 or sooner

Net zero GHG emissions across all AuM

Our own operations

- Targeting net zero scope 1 & 2 emissions by 2025
- RE100 goal met in 2020

GHG footprint
Kilotonnes CO_2e



132
104
75
FY18
FY19
FY20

Climate-related lending standards

Climate-related standards in the energy and utilities sectors

Coal	Coal-fired power plants	No project-level finance to new coal-fired power plants globally. Financing to transactions of existing coal-fired operators (>30% coal reliance) subject to a transition strategy that aligns with the Paris Agreement, or the transaction is related to renewable energy.
	Coal mining	No financing where the stated use of proceeds is for greenfield[1] thermal coal mines. Continuing to severely restrict lending and capital raising to the coal mining sector.
	Mountaintop removal (MTR)	Not providing financing to coal mining companies engaged in MTR operations.
Oil and gas	Arctic oil and oil sands	No financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield[1] oil sands projects. Financing to companies with significant reserves or production in arctic oil and/or oil sands (>30% of reserves or production) only if the stated use of proceeds is related to renewable energy or conventional oil and gas assets.
	Liquefied natural gas (LNG) and ultra-deepwater drilling	Enhanced Environmental & Social Risk (ESR) due diligence considering relevant factors and the company's past and present environmental and social performance.

Numbers in USD bn unless otherwise indicated; refer to slides the Sustainability Report 2020 for more information; 1 New mines / wells or expansion of existing mines / wells resulting in a material increase in production capacity

Transparency on our climate strategy – climate-related metrics (TCFD)

Climate-related metrics 2020

	For the year ended			% change from
	31.12.20	31.12.19	31.12.18	31.12.19
Risk management				
Identified significant climate-related financial risk on balance sheet	**None**	None	None	
Carbon-related assets (USD billion)[1]	**5.4**	6.1	7.5	(10)
Proportion of total banking products exposure, gross (%)	***1.9***	*2.3*	*2.8*	
Total exposure to climate-sensitive sectors (USD billion)[1,2]	**38.7**	35.2	36.1	10
Proportion of total banking products exposure, gross (%)	***13.7***	*13.3*	*13.5*	
Weighted carbon intensity of Climate Aware strategies (in tonnes CO_2e per USD million of revenue)	**68.2**	74.5	89.6	(9)
Compared to weighted carbon intensity of composite benchmark (%)	***(51.0)***	*(54.0)*	*(54.0)*	
Number of climate-related shareholder resolutions voted upon	**50**	44	43	14
Proportion of supported climate-related shareholder resolutions (%)	***88.0***	*81.8*	*88.0*	
Opportunities				
Climate-related sustainable investments (USD billion)	**160.8**	108.0	87.5	49
Proportion of UBS clients' total invested assets (%)	***3.8***	*3.0*	*2.8*	
Total deal value in equity or debt capital market services related to climate change mitigation and adaptation (CCMA) (USD billion)	**69.8**	52.7	31.6	32
Total deal value of financial advisory services related to CCMA (USD billion)	**29.1**	34.5	24.9	(16)
Number of strategic transactions in support of Switzerland's Energy Strategy 2050	**11**	12	8	(8)
Own operations				
GHG footprint (kilotonnes CO_2e)	**75**	104	132	(28)
Percentage change from baseline 2004 (target: –75% by 2020) (%)	***(79.0)***	*(71.2)*	*(63.4)*	

UBS

Refer to the Sustainability Report 2020 for further information. 1 Methodology revised to analyze underlying commodities in our commodity trade finance business; prior periods were restated. 2 Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks. For more details, refer to the "Scenario analysis" section and the footnotes to the "UBS corporate lending to climate-sensitive sectors 2020" table in the Sustainability Report 2020; prior periods were restated.

Transparency on our climate strategy – exposure to climate-sensitive sectors (TCFD)

UBS corporate lending to climate-sensitive sectors, 2020[1,2]

Inventory of exposure to transition-risk-sensitive sectors, across the Investment Bank and Personal & Corporate Banking

	As of 31.12.20	
	Gross exposure	Share of total exposure to all sectors (%)
Climate-sensitive sector		
Aerospace and defence	962	0.3
Automotive	966	0.3
Chemicals	2,021	0.7
Constructions and materials	3,905	1.4
Food and beverage	1,754	0.6
Industrial materials	151	0.1
Machinery and equipment	2,778	1.0
Mining	3,276	1.2
Oil and gas	4,951	1.7
Plastics and rubber	373	0.1
Primary materials	249	0.1
Textile products and apparel	1,128	0.4
Real estate	13,357	4.7
Transportation	2,337	0.8
Utilities	493	0.2
Total exposure to climate-sensitive sectors	38,700	13.7
Total exposure to all sectors	283,376	100.0

UBS

Numbers in USDm unless otherwise indicated; refer to the Sustainability Report 2020 for further information; 1 Methodology revised to analyze underlying commodities in our commodity trade finance business; prior periods were restated; 2 Climate-sensitive sectors defined as business activities that are rated as having high, moderately high, moderate, or moderately low vulnerability to transition risks. For more details, refer to the "Scenario analysis" section and the footnotes to the "UBS corporate lending to climate-sensitive sectors 2020" table in the Sustainability Report 2020; prior periods were restated

Continued growth in sustainable investing assets



Invested assets
GWM+AM+P&C
3,262
3,080
10
3
13
93
63
Core SI: 182bn 5.6%
31.12.17
3,101
2,788
13
5
50
225
20
Core SI: 313bn 10.1%
31.12.18
3,607
3,119
9
9
52
372
46
Core SI: 489bn 13.5%
31.12.19
4,187
3,394
7
132
13
513
128
Core SI: 793bn 18.9%
31.12.20
2020 YoY
2016-2020 CAGR
Other +9% +2%
Core SI +62% +45%
Third-party sustainable (13%) (7%)
Exclusions +153% +9%
Impact investing +44% +47%
Integration – ESG integration +38% +69%
Integration – sustainability focus +175% +78%

UBS Numbers in USDbn unless otherwise indicated; refer to slide 21 for key terms and definitions

2020 was a pivotal year for sustainable finance at UBS

Sustainable investments preferred for GWM clients investing globally

GWM+P&C 100% SI multi-asset mandate invested assets


20bn
9bn
Flagship product
31.12.19
31.12.20

Extended suite of Climate Aware strategies in Asset Management

AM climate aware invested assets


15bn
3bn
Flagship product
31.12.19
31.12.20

100% of Swiss retirement savings funds in sustainability-focused strategies

9bn

invested assets converted FY20

Established UBS Hub for Sustainable Finance

- Bring together the best of what UBS has to offer in sustainable finance
- Facilitate the sharing of insights from experts across UBS and our extensive network

UBS Numbers in USD unless otherwise indicated

Driving forward the group diversity, equity and inclusion agenda

Strategic priorities

Gender	Focus on increasing female representation in Director+ roles through hiring, promotions and retention and continue leadership in key gender diversity rankings
Race and ethnicity	Execute strategy to increase the representation of diverse heritage employees at UBS
Inclusive leadership	Broaden employee and Line Manager understanding and skill base around Inclusive Leadership. Shifting the focus of the narrative beyond gender diversity
External brand and reputation	Work with colleagues in internal and external communications to showcase UBS as a best practice employer in the DE&I space
Governance	Lead global DE&I governance committee, with firm-wide representation to drive strategic alignment across the Firm towards meeting our Group DE&I objectives

2025 ambitions

30%	Female representation at Director+ ranks	Global
40%	Increase in ethnic minority representation at Director+ ranks	U.K.
26%	Ethnic minority representation at Director+ ranks	U.S.

UBS Refer to the Sustainability Report 2020 for further information

Continued focus on operational risks

Operational resilience during COVID-19
- Continued to serve clients without material impact on business

Employee conduct is a central consideration in the annual compensation process
- Incentive schemes distinguish clearly between quantitative performance and conduct-related behaviors

Suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency remain areas of focus
- Low interest rates, market volatility and major legislative change programs require adjustments to control processes

Continued focus on financial crime
- Significant investments in detection capabilities and core systems
- Exploring new technologies; implementing more sophisticated rule-based monitoring by applying self-learning systems to identify potentially suspicious transactions
- Active participation in public/private partnerships to improve information sharing and better detect financial crimes

Continued focus on sustainable remediation and resolution of underlying root causes

Significant operational risk issues outstanding


-(68%)
2019
2020

UBS

Robust Cyber and Information Security (CIS) program

CIS governance structure

Cyber & Information Security Governance Board

Co-chaired by Group COO & Group Head Compliance, Regulatory & Governance

- Senior Executives across all business divisions and control functions
- Oversee CIS Governance Framework
- Drive CIS accountability across the firm
- Define the CIS strategic roadmap
- Evaluate CIS threat landscape and risks for the firm

Board of Directors RC

Group Executive Board
Regional Boards

CIS program oversight

Receive reporting on all CIS activities, including:

- Quarterly cyber briefings
- Weekly cyber threat intelligence updates
- Risk appetite assessments and KRIs

Business Divisions (BDs)

First line of defense

- Dedicated BD Information Security Officer teams; dotted line to Group CISO
- Implement the CIS Program in BDs; manage Third Party security risk

CIS threat defense

1. Analyze - support business decisions and prioritization through a lens of business risk informed by the threat
2. Protect and prevent - deep layers of defenses ensure availability, integrity, confidentiality, and privacy
3. Detect - intelligence and state-of-the-art technology to detect threats
4. Respond & recover - preparedness to drive prompt operational response to mitigate the impact of adverse events and safely resume critical services

COVID-19 update

- Enhanced monitoring for COVID-19 and work-from home related cyber threats
- Security controls have been effective to date with no significant cyber incidents

External awards and recognition

Member of
Dow Jones Sustainability Indices
Powered by the S&P Global CSA

Industry leader
Index member of DJSI World and DJSI Europe

CDP
A LIST
2020
CLIMATE

MSCI
ESG RATINGS
AA

Sustainability Award
Gold Class 2021
S&P Global

EQUAL SALARY CERTIFIED

PRI Principles for Responsible Investment

A+ score in the Strategy and Governance module

GRESB 2020

Market leading position in 2020 GRESB assessments

FTSE4Good

Index member

ISS ESG Corporate ESG Performance Prime

Corporate responsibility prime status

Bloomberg Gender-Equality Index

EUROMONEY PRIVATE BANKING 2021

Ranked first globally by our peers for ESG and Impact Investing

PWM The Banker GLOBAL PRIVATE BANKING AWARDS 2020

Environmental Finance IMPACT Awards 2020 Winner Wealth manager of the year

CEA The Corporate Engagement Awards 2020 WINNER

Business in the Community

The Prince's Responsible Business Network

Race at Work Charter signatory

Appendix

UBS

Our long history in sustainability

1954
Beginnings of UBS Community Affairs at Wealth Management US

1992
UBS among the first signatories of the UNEP Bank Declaration (UNEP FI)

1997
First Socially Repsponsible Investment (SRI) funds

1999
First bank to obtain ISO 14001 certification for worldwide environmental management system

Founding of UBS Optimus Foundation

2006
Introduction of comprehensive climate strategy and start offsetting all CO_2 emissions resulting from business air travel

2009
UBS Asset Management becomes signatory of Principles for Responsible Investment

2014
Founding UBS in Society, a program to further focus us on sustainable performance

2015
Sustainability industry leader in the Dow Jones Sustainability Index

World's first Development Impact Bond (DIB)

2017
UBS Asset Management launches Climate Aware and global impact equity strategies

2018
First 100% sustainable cross-asset portfolio for private clients

2019
Banning project-level financing on new coal-fired power plants

2020
Commitment to net zero emissions in 100% of AM AuM by 2050

Commitment to net zero GHG emissions from our own operations by 2025

UBS

Climate risk heatmap

Heatmap of climate-sensitive sector exposure


92
High
5,653
Moderately high
20,264
Moderate
12,702
Moderately low
12,372
Low
232,303
Non-sensitive
283,376
Total exposure
High
22
Thermal coal mining
21
Oil refining
39
Shale gas drilling
Moderately high
404
Integrated oil and gas
3
Power generation (high-carbon, regulated)
1,769
Conventional oil extraction
571
Midstream oil and gas
2,397
Chemicals
508
Cement or concrete manufacture
Moderate
818
Commercial airlines
Commercial real estate
783
Land-based shipping (high-carbon trucks)
Automobile manufacturing (high carbon)
15
Livestock: beef
824
Manufacture of other metals
75
Steel / iron manufacture
Downstream oil and gas
841
Consumer durables manufacturing
Power generation (moderate-carbon, regulated)

UBS Numbers in USDm unless otherwise indicated; refer to the Sustainability Report 2020 for further information

Our approach to tax matters

UBS is committed to acting in a socially responsible manner with respect to both its own tax position and that of its clients

UBS Code of Conduct and Ethics

"We pay and report all taxes due. We report information relating to our own tax position and that of our clients and employees as required. We will not help our clients or any other party avoid paying the tax that they owe or reporting their income and gains, nor will we support any transactions where we know or shall presume that the tax outcome is dependent on unrealistic assumptions or the hiding of facts. We will also not contract with third parties that provide services for or on our behalf, where those acts help others to evade taxes owed"

Every employee is required to read and affirm his or her commitment to following the Code of Conduct and Ethics on an annual basis

Five key Principles

1. UBS will fully comply with tax laws in a principled manner;
2. UBS will manage its tax affairs in a manner which is consistent with maximizing long-term shareholder value;
3. UBS will maintain transparency and seek a mutually beneficial relationship with tax authorities;
4. UBS will refrain from promoting or engaging in transactions, products or services that lack a commercial purpose; and
5. UBS will submit all tax sensitive transactions to additional scrutiny.

Refer to our separate "Our approach to tax matters" publication for further information

Our standards – overview (environmental and social risk policy framework)

Controversial activities

We will not do business

- UNESCO world heritage sites
- Wetlands on the Ramsar list
- Endangered species
- High conservation value forests
- Illegal fire
- Illegal logging
- Child labor
- Forced labor
- Indigenous peoples' rights
- Controversial weapons

Areas of concern

Business subject to stringent criteria

Soft commodities:

- Palm oil
- Soy
- Timber
- Fish and seafood

Power generation:

- Coal-fired power plants
- Large dams
- Nuclear power

Extractives:

- Arctic oil and oil sands
- Coal mining
- Liquefied natural gas (LNG)
- Ultra-deepwater drilling
- Hydraulic fracturing
- Precious metals
- Diamonds

Key terms and definitions

SDGs

The 17 United Nations (UN) Sustainable Development Goals (SDGs) of the 2030 Agenda for Sustainable Development apply universally to all. With the SDGs, countries are mobilizing efforts to end all forms of poverty, fight inequalities and tackle climate change, while ensuring that no one is left behind.

Sustainable finance

Core sustainable investments: Sustainable investment (SI) products that involve a strict and diligent asset selection process through either exclusions (of companies / sectors from portfolios where the companies / sectors are not aligned to an investor's values) or positive selections (such as best-in-class, thematic or ESG integration and impact investing).

Core SI categories:

Integration – sustainability focus: Strategies where sustainability is an explicit part of the investment guidelines, universe, selection and/or investment process.

Integration – ESG integration: Strategies that integrate environmental, social and governance (ESG) factors into fundamental financial analysis to improve risk/return.

Impact investing: Strategies where the intention is to generate measurable environmental and social impact alongside financial return.

Third-party SI: SI products from third-party providers applying a strict and diligent asset selection process.

Exclusions: Strategies that exclude companies from portfolios where they are not aligned to an investor's values. Includes customized screening services (single or multiple exclusion criteria).

Other SI categories: Norms-based screening assets: Invested assets that fall under the application of a UBS policy on the prohibition of investment in and indirect financing of companies involved in the development, production or purchase of anti-personnel mines and cluster munitions, and do not otherwise qualify as a core SI.

Green-, social- and sustainability bonds: Debt instruments with a commitment to use the proceeds to (re-)finance green or sustainable projects, aligned with the voluntary guidelines in the pertinent International Capital Market Association (ICMA) Principles.

Climate action

Carbon-related assets: Assets tied to the energy and utilities sectors (Global Industry Classification Standard), excluding renewables, utilities and nuclear power.

Scope 1: accounts for direct greenhouse gas (GHG) emissions by UBS.

Scope 2: accounts for indirect GHG emissions associated with the generation of imported/purchased electricity (grid average emission factor), heat or steam.

Disclosures

GRI (Global Reporting Initiative): Provider of the world's most widely used sustainability disclosure standards (the GRI standards).

TCFD (Task Force on Climate-related Financial Disclosures): Provider of disclosure recommendations designed to help companies provide better information to support informed capital allocation.

SASB (Sustainability Accounting Standards Board): Provider of disclosure standards (the SASB Standards) to guide the disclosure of financially material sustainability information by companies to their investors.

Cautionary statement regarding forward-looking statements

This report contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development. While these forward-looking statements represent UBS's judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK's exit from the EU; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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